FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 3, 2004

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Exact name of registrant as specified in its charter)

Telefonica of Peru

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                   No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                   No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                   No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú S.A.A.

Item
1.	Translation of letter to CONASEV dated March 14, 2004 regarding the redemption of the 4th issue of the Second Program of Telefonica del Peru Corporate Bonds	3

2.	Translation of letter to CONASEV dated March 26, 2004 regarding the annual shareholders meeting for Telefonica del Peru	4

3.	Translation of letter to CONASEV dated April 1, 2004 regarding CONASEV’s approval of the delisting of Telefonica del Peru’s ADSs from the Lima Stock Exchange	6

Item 1.

TRANSLATION

GCF-220-A1-085-04

Lima, March 14, 2004

Messrs.

Comisión Nacional Supervisora

De Empresas y Valores – CONASEV

Lima.-

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the redemption of the 4th Issue of the Second Program of Telefonica Corporate Bonds, under the following characteristics:

Issue	Series	Term	Date of Issue	Date of Maturity	Nominal Value
4th	Single	2 years	03/14/02	03/14/04	S/. 16,770,000

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Item 2.

Lima, March 26, 2004

Messrs.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Market’s Law and CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you that it has held today the Annual Shareholders’ Meeting, which have adopted the following resolutions that constitute key events:

•	Approved the Financial Statements for the fiscal year 2003, included in the Annual Report, as well as the audited consolidated and non-consolidated annual financial statements for the fiscal year 2003, which were presented to the Securities Public Register on February 26, 2004.

•	Approved the transfer of the net profits of Telefónica del Perú S.A.A., after the deduction of the workers’ participation, the taxes according to law and the legal reserve, to the consolidated income statement of the Company for its further application; and authorized the Board of Directors, after evaluating the financial situation of the company, to fix a provisional dividend on behalf of the final dividend to be approved by General Shareholders’ Meeting for the fiscal year 2004.

•	Approved the compensation for directors for the fiscal year 2004 which will be the same amount as that approved by the General Shareholders’ meeting on March 8th 1998, and which compensation will be paid only to those directors who are not at the same time executives of any of the companies of the Group of Telefónica, with the exception of the President of the Board of Directors and the General Manager.

•	Delegated to the Board of Directors the designation of the external auditors for the fiscal year 2004.

•	Extended until March 26, 2008 the authorization to issue securities on behalf of the Company. Therefore, the Company may issue bonds up to US$ 680 million and issue short-term securities up to US$ 300 million. However, the aggregate total amount of debt must not exceed US$ 900 million or its equivalent in local currency.

•	Approved that the Company may acquire treasury shares up to 10% of the issued capital stock, out of net profits and reserves permitted to be freely distributed, however, the treasury shares could be held for no longer than two years. In addition, the shareholders authorized the Board of Directors to decide upon the opportunity, the convenience, the amount and all other matters related to the possible acquisition and disposal of treasury shares; and,

•	Approved a simple reorganization of the Company on behalf of its subsidiary Telefónica Multimedia S.A.C. The shareholders then approved the separation and transfer to the Company of all the equity interests in the assets and liabilities related to the business of cable television; and delegated full authority to the Board of Directors to determine the value of those assets and liabilities.

It is important to remark that the motions, the 2003 Annual Report and the consolidated and non-consolidated financial statements as of December 31, 2003, the latter being included in the annual report, were presented to the Securities Public Registry on February 26, 2004, and accordingly are not enclosed herewith.

Sincerely,

Julia Maria Morales Valentín

Representative of the Stock Exchange

Telefónica del Perú S.A.A.

Item 3.

TRANSLATION

Lima, April 1, 2004

Messrs.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, we inform you that CONASEV has approved the delisting of the American Depositary Shares (ADSs), which represented class “B” shares of Telefónica del Perú S.A.A., from the Stock Register of the Lima Stock Exchange, and instructed it to exclude them from the Registro Público del Mercado de Valores.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Telefónica del Perú S.A.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA DEL PERÚ S.A.A.

Date: May 3, 2004	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.